Exhibit 11.2

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Basic
(Unaudited)

	12 Weeks Ended		24 Weeks Ended
thousands, except share and per share data	July 22, 2006	July 23, 2005	July 22, 2006	July 23, 2005

Basic:
Net earnings (loss) applicable to common shares	$640	$(3,017)	$2,484	$(5,075)

Shares:
Weighted average number of common and
common equivalent shares outstanding	16,960,253	18,489,481	16,970,650	18,469,316
Less: Treasury stock - weigted average	(10,617,932)	(10,639,543)	(10,617,065)	(10,639,543)

Weighted average number of common and common
equivalent shares outstanding	6,342,321	7,849,938	6,353,585	7,829,773

Net earnings (loss) per common and common equivalent shares	$0.10	$(0.38)	$0.39	$(0.65)